EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES

Dyn Specialty Contracting, Inc.
MES Holding Corporation
SellCo Corporation
EMCOR Construction Holdings Services Inc.
EMCOR International, Inc.
EMCOR Mechanical/Electrical Services (East), Inc.
EMCOR Mechanical/Electrical Services (Midwest), Inc.
EMCOR Mechanical/Electrical Services (West), Inc.
EMCOR Mechanical/Electrical Services (South), Inc.
EMCOR (UK) Limited
Drake & Scull Group Ltd.


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